                              [OLSHAN LETTERHEAD]

Correspondence

                                                                  June 20, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel Assistant Director

          RE:  PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C
               FILED MARCH 24, 2006
               FILE NO. 0-51702

Dear Mr. Spirgel:

         We are securities counsel to RelationServe Media, Inc. (the "Company").
We are submitting responses to Comment No's. 33-37 contained in the comment letter from the Division of Corporation Finance, dated April 19, 2006 (the
"Comment Letter") to the Company relating to the Company's Registration
Statement on Form SB-2 (the "Registration Statement") and Preliminary
Information Statement on Schedule 14C (the "Information Statement") filed March
24, 2006.

         As a preliminary matter, the Company has previously responded to the
Comment Letter submitted with Amendment No. 1 to the Registration Statement filed on May 23, 2006. In such response we indicated that we would separately respond to comments 33 - 37 relating to the Company's Information Statement and authorizations described therein.

         The Information Statement related to three proposals: (i) to approve an increase in the authorized capital: (ii) a name change; (iii) and a stock plan.
The attached responses reflects the Company's revised plan to file a Proxy
Statement in accordance with Regulation 14A (the "Proxy Statement") relating to a Special Meeting of the stockholders of the Company for only the name change proposal and to approve the stock plan.

June 20, 2006

         The staff is advised that the Company has filed a definitive Proxy
Statement contemporaneous with this filing in accordance with the Commission's policy on proposals of the revised scope as described herein.

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C
-------------------------------------------------

33.      TO THE EXTENT THAT COMMENTS ON YOUR FORM SB-2 APPLY TO YOUR PRELIMINARY
         INFORMATION STATEMENT, PLEASE REVISE ACCORDINGLY.

         Appropriate changes to the Form SB-2 were previously made to the extent that comments to the Information Statement applied to the Registration
Statement.

34.      WE NOTE THAT YOUR NAME CHANGE IS RELATED TO THE SENDTEC TRANSACTION AND
         WE NOTE YOUR DISCLOSURE IN THE FORM SB-2 UNDER THE RISK FACTOR ENTITLED
         "WE NEED TO AUTHORIZE ADDITIONAL SHARES SO THAT YOU CAN REGISTER ALL OF
         THE SHARES THAT [YOU] ARE REQUIRED TO REGISTER . ." THAT "THE TERMS OF
         [YOUR] SECURITIES PURCHASE AGREEMENT WITH THE DEBENTURE HOLDERS
         REQUIRES [YOU] TO REGISTER 130% OF THE SHARES OF COMMON STOCK THAT THEY
         ARE ENTITLED TO . . . CURRENTLY, WE DO NOT HAVE SUFFICIENT AUTHORIZED
         COMMON STOCK TO COVER SUCH REGISTRATION." BECAUSE THESE PROPOSALS ARC
         DIRECTLY RELATED TO THE SENDTEC ACQUISITION, IT APPEARS THAT YOU ARE
         REQUIRED TO PROVIDE THE INFORMATION REQUIRED BY ITEMS 13 AND 14 OF
         SCHEDULE 14A. SEE ITEM 1 OF SCHEDULE 14C AND NOTE A OF SCHEDULE 14A.
         PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEMS 13 AND 14 OR TELL US
         IN YOUR RESPONSE LETTER WHY YOU DO NOT BELIEVE THIS INFORMATION IS
         REQUIRED.

         The Company is not seeking approval to increase the authorized capital and has omitted this authorization from the Proxy Statement, as filed.

         The name change proposal necessitates the information required by Items
13 and 14 of Schedule 14A. Since the filing of the Information Statement, the
Company has sold the business heretofore known and operated under the
"RelationServe" trade name (owned by the Company's wholly-owned subsidiary
RelationServe Access, Inc."). The transaction was consummated on June 15, 2006.
While the Company initially had indicated in the filed Registration Statement that the Board of Directors had authorized the name change on March 17, 2006 prior to the sale of the business, and that such change would be subject to stockholder approval, to reflect the core business operated by the Company, the name change presently is necessitated pursuant to the agreement with the purchaser of the business and the prior name no longer has any relevance to the
Company's present operations, consisting of the business of SendTec, Inc.
acquired in February 2006.

June 20, 2006

INFORMATION ON CONSENTING STOCKHOLDERS, PAGE 2
----------------------------------------------

35.      PLEASE PROVIDE THE INFORMATION IN YOUR TABLE REGARDING THE SHAREHOLDERS
         THAT HAVE CONSENTED. PLEASE ALSO TELL US IN YOUR RESPONSE LETTER WHAT
         EXEMPTION FROM THE PROXY RULES WAS RELIED UPON FOR THE CONSENT.

         As discussed above, the Company is no longer seeking review for the
Information Statement. However, the Company is filing the Proxy Statement.
Accordingly, the comment is no longer applicable.

ACTION 1 INCREASE IN OUR AUTHORIZED CAPITAL, PAGE 5
---------------------------------------------------

36.      PLEASE CLEARLY DISCLOSE IN TABLES THE FOLLOWING INFORMATION:

         o   AS OF THE MOST RECENT DATE, THE NUMBER OF ISSUED SHARES, THE NUMBER
             OF AUTHORIZED BUT UNISSUED SHARES THAT ARE RESERVED FOR SPECIFIC
             PURPOSES (IDENTIFYING EACH SPECIFIC PURPOSE), AND THE NUMBER OF
             AUTHORIZED BUT UNRESERVED SHARES; AND

         o   ASSUMING THE PROPOSAL TO INCREASE THE NUMBER OF AUTHORIZED SHARES
             IS APPROVED, THE NUMBER OF ISSUED SHARES, THE NUMBER OF AUTHORIZED
             BUT UNISSUED SHARES THAT ARE RESERVED FOR SPECIFIC PURPOSES
             (IDENTIFYING EACH SPECIFIC PURPOSE), AND THE NUMBER OF AUTHORIZED
             BUT UNRESERVED SHARES.

         DISCLOSE THAT, IF THE INCREASE IN AUTHORIZED SHARES IS APPROVED, THE
         BOARD OF DIRECTORS MAY ISSUE THE ADDITIONAL AUTHORIZED SHARES WITHOUT
         ANY FURTHER SHAREHOLDER APPROVAL.

         As discussed above, the Company is no longer seeking review for the
Information Statement nor approval in the increase in authorized capital described therein. However, the Company is filing the Proxy Statement.
Accordingly, the comment is no longer applicable.

ACTION 1 INCREASE IN OUR AUTHORIZED CAPITAL, PAGE 5
---------------------------------------------------
ACTION 2 CHANGE OF OUR CORPORATE NAME, PAGE 6
---------------------------------------------

37.      IMMEDIATELY PRIOR TO THESE PROPOSALS, PLEASE PROVIDE INVESTORS WITH A
         MORE COMPREHENSIVE SUMMARY OF THE SENDTEC ACQUISITION INCLUDING, FOR
         EXAMPLE, THE CHANGES IN YOUR BOARD AND MANAGEMENT SO THAT INVESTORS
         UNDERSTAND THE FUNDAMENTAL CHANGES IN YOUR BUSINESS THAT HAVE OCCURRED
         AND HAVE ADDITIONAL CONTEXT REGARDING THE APPROVAL OF THESE CORPORATE
         ACTIONS.

June 20, 2006

         We have added additional information concerning the SendTec acquisition preceding the name change proposal.

CLOSING

         For your convenience, we will deliver to you two (2) copies of the definitive Proxy Statement. Should you have any further comments or questions, please do not hesitate to contact the undersigned at (212) 451-2259 or Kenneth
Schlesinger at (212) 451-2252.

                                                     Very truly yours,

                                                     /s/ Harvey J. Kesner
                                                     Harvey J. Kesner

cc:      Donald Gould
         Adam Wasserman

June 20, 2006

bcc:   Michael Brauser
       Paul Soltoff
       Ed Hackert
       Nilene Evens
       Kenneth Schlesinger
       Mark Lakin
       Jonathan Deblinger